Exhibit 99.1

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$706,797	$200,672
Short-term deposits	—	17,627
Accounts receivable, net of allowances of $793 and $724 as of June 30, 2021 and December 31, 2020, respectively	186,844	151,503
Other current assets	35,654	15,711

Total current assets	929,295	385,513
Long-term restricted cash	2,881	2,415
Deferred tax assets	3,412	161
Operating lease right-of-use asset	33,571	36,780
Property, equipment and software, net	24,646	23,077
Investment in equity securities	20,000	—
Goodwill	205,842	79,156
Intangible assets, net	31,344	8,084
Other non-current assets	4,782	650

Total assets	$1,255,773	$535,836

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2021	2020
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$178,884	$155,476
Current maturities of long-term loan	—	9,725
Operating lease liabilities	7,334	7,429
Other current liabilities	31,771	34,034

Total current liabilities	217,989	206,664
Long-term loan, net of current maturities	—	74,684
Deferred tax liabilities	1,037	2,521
Long-term operating lease liabilities	29,969	32,241
Other non-current liabilities	1,761	280

Total liabilities	250,756	316,390

Commitments and contingencies (Note 7)
Shareholders’ equity:
Class A ordinary share, no par value; 10,000,000,000 shares authorized at June 30, 2021 and December 31, 2020; 627,508,621 and 320,133,022 issued and outstanding at June 30, 2021 and December 31, 2020, respectively (1)	—	—
Class B ordinary share, no par value; 1,500,000,000 shares authorized at June 30, 2021 and December 31, 2020; 385,108,621 and 320,133,022 issued and outstanding at June 30, 2021 and December 31, 2020, respectively (1)	—	—
2019 ordinary shares, NIS 0.01 par value, 25,006,298 authorized, issued and outstanding at December 31, 2020	—	72
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at June 30, 2021	(67,460)	—
Additional paid-in capital (1)	985,106	152,251
Retained earnings	87,371	67,123

Total shareholders’ equity	1,005,017	219,446

Total liabilities and shareholders’ equity	$1,255,773	$535,836

(1)	Retrospectively adjusted for the Recapitalization as described in Note 2.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Revenue	$254,749	$135,164
Cost of revenue	42,905	25,103

Gross profit	211,844	110,061

Operating expenses:
Research and development	43,571	21,600
Sales and marketing	100,902	47,411
General and administrative	36,233	13,483

Total operating expenses	180,706	82,494

Income from operations	31,138	27,567
Financial expenses, net	2,006	2,176

Income from continuing operations before income taxes	29,132	25,391
Income taxes	8,884	3,788

Income from continuing operations, net of income taxes	20,248	21,603
Income from discontinued operations, net of income taxes	—	24,788

Net income	$20,248	$46,391

Basic net income per ordinary share:(1)
Continuing operations	0.02	0.02
Discontinued operations	—	0.03

Basic net income per ordinary share	$0.02	$0.05

Weighted-average ordinary shares outstanding—basic	652,122,890	635,000,653

Diluted net income per ordinary share:(1)
Continuing operations	0.02	0.02
Discontinued operations	—	0.03

Diluted net income per ordinary share	$0.02	$0.05

Weighted-average ordinary shares outstanding—diluted	729,329,729	674,803,455

(1)	Retrospectively adjusted for the Recapitalization as described in Note 2.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (1)

(U.S. dollars in thousands, except share data)

(Unaudited)

	2019 Ordinary Shares		Class A		Class B		Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2020	25,006,298	$72	320,133,022	$—	320,133,022	$—	$152,251	$—	$67,123	$219,446
Recapitalization transaction (Note 2)	(25,006,298)	(72)	297,222,900	—	54,822,900	—	736,573	(67,460)	—	669,041
Shares issued related to business combination	—	—	4,751,699	—	4,751,699	—	57,715	—	—	57,715
Exercise of options	—	—	5,053,461	—	5,053,461	—	342	—	—	342
Vested restricted share units	—	—	347,539	—	347,539	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	38,225	—	—	38,225
Net income	—	—	—	—	—	—	—	—	20,248	20,248

Balance at June 30, 2021	—	$—	627,508,621	$—	385,108,621	$—	$985,106	$(67,460)	$87,371	$1,005,017

	2019 Ordinary Shares		Class A		Class B		Additional Paid-In Capital	Reciprocal Shareholding	Retained Earnings	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2019	25,006,298	$72	316,708,395	$—	316,708,395	$—	$136,205	$(1,274)	$28,263	$163,266
Exercise of options	—	—	618,447	—	618,447	—	661	—	—	661
Vested restricted share units	—	—	896,621	—	896,621	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	6,520	—	—	6,520
Net income	—	—	—	—	—	—	—	—	46,391	46,391

Balance at June 30, 2020	25,006,298	$72	318,223,463	$—	318,223,463	$—	$143,386	$(1,274)	$74,654	$216,838

(1)	Retrospectively adjusted for the Recapitalization as described in Note 2.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net income from continuing operations	$20,248	$21,603
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,217	8,139
Share-based compensation expenses	37,474	5,341
Non-cash lease expense	842	(10)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(139)	448
Interest accrued and other financial expenses	628	108
Deferred income taxes, net	(728)	(695)
Changes in operating assets and liabilities:
Accounts receivable	(38,866)	(5,263)
Other current assets	(18,644)	1,780
Other non-current assets	(8,037)	(1,542)
Accounts payable	20,368	2,935
Other current liabilities	(1,553)	(416)
Other long-term liabilities	1,481	42

Net cash provided by continuing operating activities	24,291	32,470
Net cash provided by (used in) discontinued operating activities	(5,168)	30,974

Net cash provided by operating activities	19,123	63,444

Cash flows from investing activities
Purchase of property, plant and equipment	(760)	(831)
Capitalized software development costs	(5,602)	(5,765)
Purchase of intangible assets	(1,950)	—
Acquisitions, net of cash acquired	(90,184)	—
Purchase of equity investment	(20,000)	—
Investments in short-term deposits	—	(5,000)
Maturities of short-term deposits	17,590	8,100

Net cash used in continuing investing activities	(100,906)	(3,496)
Net cash used in discontinued investing activities	—	(2,940)

Net cash used in investing activities	(100,906)	(6,436)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(U.S. dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from financing activities
Repayment of long-term loan	(85,000)	(2,500)
Proceeds from Recapitalization transaction, net	672,893	—
Exercise of options	342	661

Net cash provided (used in) continuing financing activities	588,235	(1,839)
Net cash provided (used in) discontinued financing activities	—	—

Net cash provided (used) in financing activities	588,235	(1,839)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	139	(448)
Net change in cash and cash equivalents and restricted cash	506,452	55,169
Cash and cash equivalents and restricted cash at beginning of the period	203,087	91,219

Cash and cash equivalents and restricted cash at end of the period	$709,678	$145,940

Supplemental disclosure of cash flows information:
Cash paid for taxes	$16,725	$9,124

Cash paid for interest	$1,055	$1,334

Supplemental disclosure of non-cash investing and financing activities:
Fair value of ordinary shares issued as consideration for business combination	$57,197	$—

Fair value of share options assumed in a business combination	$518	$—

Fair value of contingent consideration assumed in a business combination	$844	$—

Share-based compensation capitalized to software costs	$751	$360

Unpaid offering costs	$9,080	$—

The below table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheets to the total of the same amounts shown on the condensed consolidated statements of cash flows (U.S. dollars in thousands):

	June 30,	June 30,
	2021	2020
Cash and cash equivalents	$706,797	$142,120
Restricted cash	—	58
Long-term restricted cash	2,881	2,247
Cash included in discontinued operations	—	1,515

Total cash and cash equivalents and restricted cash	$709,678	$145,940

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1—DESCRIPTION OF THE BUSINESS:

ironSource Ltd. (collectively referred to with its wholly-owned subsidiaries as “ironSource”, “we”, “our”, “us” or the “Company”) is a leading business platform for the App Economy.

Since our founding in 2010, we have focused on empowering our customers to grow, engage, monetize and analyze their users to create scaled and sustainable businesses. Today, we provide core business infrastructure to mobile game and app developers and enhance telecom operators’ relationship with their users.

We are headquartered in Tel-Aviv, Israel, and have offices in various cities in North America, Europe and Asia.

On June 28, 2021, we consummated a recapitalization transaction with Thoma Bravo Advantage (“TBA”), a publicly traded special purpose acquisition company, resulting in TBA becoming a wholly-owned subsidiary of the Company.

On June 29, 2021, ironSource became a publicly traded corporation at the New York Stock Exchange under the symbol “IS."

NOTE 2—RECAPITALIZATION TRANSACTION WITH TBA:

On June 28, 2021 (the “Closing Date”), we consummated a recapitalization transaction (referred to as the “Recapitalization”) pursuant to a merger agreement, dated March 20, 2021 (the “Merger Agreement”), by and among the Company, TBA, a Cayman Islands exempted company, Showtime Cayman, a wholly-owned subsidiary of the Company (“Merger Sub”), and Showtime Cayman II, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub II”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement: (i) we adopted our Amended and Restated Articles of Association; (ii) we renamed each issued and outstanding ordinary share (including 25,006,298 of the Company 2019 ordinary shares that were automatically converted into ordinary shares), an ironSource Class A ordinary share, no par value (“Class A ordinary share”), followed immediately by the distribution of one Class B ordinary share of ironSource, no par value per share (“Class B ordinary share”) to the holders of each such issued and outstanding Class A ordinary share (iii) we effected a stock split of each Class A ordinary share and each Class B ordinary share into such number of Class A ordinary shares and Class B ordinary shares, respectively, such that each Class A ordinary share and each Class B ordinary share have a value of $10.00 per share after giving effect to such stock split, resulting in a split ratio of 1:4.99 of each Class A ordinary share and each Class B ordinary share (the “Stock Split”); and (iv) any outstanding stock options and restricted stock units of the Company issued and outstanding were adjusted to give effect to the foregoing transactions and remain outstanding.

Holders of Class A ordinary shares and holders of Class B ordinary shares have substantially identical rights, expect for different voting rights, with holders of Class A ordinary shares entitled to one vote per share while holders of Class B ordinary shares are entitled to five votes per share. Class B ordinary shares will be automatically converted into the same number of shares of Class A ordinary share upon sale or transfer (other than excluded transfers to certain parties that are related to or affiliated with the shareholder).

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 2—RECAPITALIZATION TRANSACTION WITH TBA (continued):

The Recapitalization was effected in two steps: (i) Merger Sub merged with and into TBA (the “First Merger”), with TBA surviving the First Merger as a wholly-owned subsidiary of ironSource (such company, as the surviving entity of the First Merger, the “Surviving Entity”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity merged with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of ironSource (such company, as the surviving entity of the Second Merger, the “Surviving Company”). As a part of the Mergers, the Company issued 109,145,955 Class A Ordinary Shares to the shareholders of TBA.

The Company received aggregate net proceeds of $664 million after deducting underwriting fees and offering costs of $44 million. Offering costs consist of certain legal, accounting and other costs that are directly associated with the Recapitalization. Such costs were recorded in shareholders’ equity as a reduction of proceeds generated as a result of the Recapitalization. Transaction costs of approximately $4.2 million are recorded under general and administrative expenses in the six months ended June 30, 2021. Approximately $1.5 million (mainly legal and accounting fees), related to the Company’s original initial public offering were recorded in the three months ended March 31, 2021.

As a result of the Recapitalization and the other transactions contemplated by the Merger Agreement, Merger Sub II became a wholly owned subsidiary of the Company, with the shareholders of TBA becoming shareholders of the Company.

At the effective time of the Recapitalization (the “Effective Time”), (i) each Class B ordinary share of TBA (“TBA Class B Share”) outstanding immediately prior to the Effective Time automatically converted into one Class A ordinary share of TBA (“TBA Class A Share,” together with the TBA Class B Shares, the “TBA Ordinary Shares”); and (ii) each TBA Class A Share issued and outstanding immediately prior to the Effective Time, including shares issued upon the automatic conversion of TBA Class B Shares described above, converted into one ironSource Class A ordinary share.

In addition, on the Closing Date, the existing shareholders of ironSource effected a secondary sale of 140,000,000 ironSource Class A ordinary shares and ironSource Class B ordinary shares to the PIPE investors, for a total purchase price of $1.4 billion, and including a secondary sale in an amount of approximately $67.5 million to TBA, which was funded from TBA’s trust account. Under our Amended and Restated Articles of Association, each share sold on a secondary basis was a Class A ordinary share upon purchase by a PIPE investor. As a result, as of June 30, 2021, 6,745,955 of Class A ordinary share are presented as treasury shares in the condensed consolidated financial statements.

The transaction was accounted for as a “recapitalization” and TBA was treated as the “acquired” company for accounting purposes, as TBA does not meet the definition of a business. Accordingly, the Recapitalization was treated as the equivalent of ironSource issuing shares for the net assets of TBA. The net assets of TBA were recorded at historical cost, with no goodwill and no other intangible assets recorded. Reported amounts from operations included herein prior to the Recapitalization are those of ironSource.

The Company believes that the distribution of Class B ordinary shares and the Stock Split should be considered as a part of the Recapitalization of the Company and accounted for on a retroactive basis pursuant to ASC 260. As a result, all ordinary shares, restricted share units, options for ordinary

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 2—RECAPITALIZATION TRANSACTION WITH TBA (continued):

shares, exercise price and income per share amounts have been adjusted, on a retroactive basis, for all periods presented in these condensed consolidated financial statements, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation and Consolidation

We prepared the accompanying unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature, except for the effects of the Recapitalization discussed in Note 2.

The results of operations for six months ended June 30, 2021 shown in this report are not necessarily indicative of the results to be expected for the full year ending December 31, 2021. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

The condensed consolidated financial statements include the accounts of ironSource Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2020, other than described below.

b.	Business Combinations

We include the results of operations of businesses that we acquire in our condensed consolidated financial statements beginning on their respective acquisition dates. We allocate the fair value of purchase consideration to the assets acquired and liabilities assumed. When the fair value of the purchase consideration exceeds the fair values of the identifiable assets and liabilities acquired, we record the excess as goodwill. The fair value of contingent consideration liabilities assumed from an acquisition are remeasured each reporting period and the changes in the fair value, if any, is recorded within operating expenses in our condensed consolidated statement of operations. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. Acquired intangible assets with definite lives are amortized over their estimated useful lives generally on a straight-line basis, unless evidence indicates a more appropriate method. Acquisition-related expenses are expensed as incurred. During the one-year period beginning with the acquisition date, we may record certain

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Business Combinations (continued)

purchase accounting adjustments related to the fair value of assets acquired and liabilities assumed against goodwill. Refer to Note 13 for further information.

c.	Investment in Equity Securities

Our investment in equity securities consists of non-marketable equity securities, which are investment in privately held company. Our equity investment does not have a readily determinable fair value. The investment is measured as cost method investment under the measurement alternative prescribed within ASU 2016-01 “Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities” to the extent such an investment is not subject to consolidation or the equity method. Under the measurement alternative, this financial instrument is carried at cost, less any impairment, adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The investment is impaired if based on a qualitative assessment of impairment indicators, the fair value of the investment is less than its carrying amount. If considered impaired, the difference between the carrying amount and fair value should be recorded in the consolidated statement of operations.

d.	Treasury Shares

Treasury shares are presented as a reduction of equity, at their cost to the Company.

e.	New Accounting Pronouncements

Accounting Pronouncements Adopted in the Current Period:

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (“Subtopic 350-40”): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The amendments in this update are effective for us for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. There was no financial impact on our condensed consolidated financial statements as a result of the adoption.

Recently issued accounting pronouncements, not yet adopted:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. ASU No. 2016-13 is effective for us for the annual period beginning after December 15, 2022, including interim periods within that reporting period. We are evaluating the impact of adoption of the new standard on our condensed consolidated financial statements.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	New Accounting Pronouncements (continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 is effective for us for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We are evaluating the impact of adoption of the new standard on our condensed consolidated financial statements.

NOTE 4—DISAGGREGATION OF REVENUE:

Revenue by Source

The following table presents our revenue disaggregated by source (U.S. dollars in thousands):

	Six Months Ended June 30,
	2021	2020
Sonic	$222,519	$119,113
Aura	32,230	16,051

Total revenue	$254,749	$135,164

Revenue by Geographic Area

The following table presents our revenue disaggregated by geography, based on the invoice address of the customers (U.S. dollars in thousands):

	Six Months Ended June 30,
	2021	2020
United States	$91,778	$40,328
EMEA	56,642	42,866
Ireland	49,969	13,408
APAC	41,612	29,686
Israel	8,281	5,309
Other	6,467	3,567

Total revenue	$254,749	$135,164

For the six months ended June 30, 2021 and 2020, no individual country, other than those disclosed above, exceeded 10% of our total revenue.

For the six months ended June 30, 2021, we have one individual customer representing 12% of our total revenue. For the six months ended June 30, 2020, no individual customer, exceeded 10% of our total revenue.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 5—DISCONTINUED OPERATIONS:

On December 31, 2020, we completed the spin-off of our Desktop business (a former operating segment) through a tax-free dividend to TypeA Holdings Ltd. (“TypeA”), a newly formed Israeli company, which is owned by our shareholders on a pro-rata basis as of the date of the spin-off. We transferred all contracts along with employees and the employee related liabilities, goodwill and intangibles related to the Desktop business, as well as the shares of four of our wholly owned subsidiaries. Our Desktop business was focused on distribution and monetization solutions for web developers for personal computers and desktops. The spin-off was accounted for as a dividend at historical book value to our shareholders. The spin-off enables us to benefit from a streamlined business model, simplified operating structure, and enhanced management focus.

We retrospectively reclassified the results of the Desktop business as discontinued operations and reclassified the related assets and liabilities to current and non-current assets of discontinued operations and current and non-current liabilities of discontinued operations.

During the three months ended March 31, 2021, the remaining balances as of December 31, 2020 resulting from the discontinued operations were collected or settled by us, as follows: accounts receivable of $3,944 thousand, accounts payable of $7,666 thousand and other current liabilities of $1,446 thousand.

The following table summarizes the financial results of our discontinued operations for the six months ended June 30, 2020 (U.S. dollars in thousands):

Six Months Ended June 30,
2020
Revenue	$68,606
Cost of revenue	5,436

Gross profit	63,170

Operating expenses:
Research and development	9,547
Sales and marketing	24,703
General and administrative	560

Total operating expenses	34,810

Income from operations	28,360
Financial expenses, net	26

Income from discontinued operations before income taxes	28,334
Income taxes	3,522
Share in losses of affiliated company	24

Income from discontinued operations, net of income taxes	$24,788

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 5—DISCONTINUED OPERATIONS (continued):

The following table summarizes the cash flows information of our discontinued operations for the six months ended June 30, 2020 (U.S. dollars in thousands):

Six Months Ended June 30,
2020
Cash flows from operating activities
Net income from discontinued operations	$24,788
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,131
Share-based compensation expenses	819
Deferred income taxes, net	(88)
Share in affiliated company	1,066
Changes in operating assets and liabilities:
Accounts receivable	2,294
Other current assets	(1,323)
Accounts payable	1,158
Other current liabilities	103
Other long-term liabilities	26

Net cash provided by operating activities	30,974

Cash flows from investing activities
Capitalized software development costs	(2,940)

Net cash used in investing activities	(2,940)

Cash provided by discontinued operations	$28,034

NOTE 6—GOODWILL & INTANGIBLE ASSETS, NET:

Goodwill

The following table presents the changes in the carrying amount of goodwill for the six months ended June 30, 2021 (U.S. dollars in thousands):

Balance as of December 31, 2020	$79,156
Goodwill from acquisition of Soomla	10,379
Goodwill from acquisition of Luna	116,307

Balance as of June 30, 2021	$205,842

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 6—GOODWILL & INTANGIBLE ASSETS, NET (continued):

Intangible Assets

The following tables present details of our intangible assets (U.S. dollars in thousands):

		June 30,
		2021
	Weighted- Average Remaining Useful Lives in Years	Carrying Amount, Net of Impairment	Accumulated Amortization	Net Book Value
Technology	5.1	$33,753	$(10,029)	$23,724
Customer relationships	4.4	11,082	(5,316)	5,766
Domain	7.6	1,950	(96)	1,854

Total intangible assets		$46,785	$(15,441)	$31,344

		December 31,
		2020
	Weighted- Average Remaining Useful Lives in Years	Carrying Amount, Net of Impairment	Accumulated Amortization	Net Book Value
Technology	3.0	$13,300	$(7,991)	$5,309
Customer relationships	3.0	7,400	(4,625)	2,775

Total intangible assets		$20,700	$(12,616)	$8,084

Amortization expenses of intangible assets were $2,825 thousand and $1,194 thousand for the six months ended June 30, 2021 and 2020, respectively.

The following table presents the estimated future amortization of intangible assets as of June 30, 2021 (U.S. dollars in thousands):

Year ending December 31,
Remainder of 2021	$3,428
2022	6,654
2023	6,654
2024	5,188
2025	4,266
Thereafter	5,154

Total	$31,344

NOTE 7—LONG-TERM LOAN:

On March 29, 2018, we entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, Silicon Valley Bank and certain other lenders. The Credit Agreement provides for a $100 million term loan (the “Term Loan”) maturing on March 28, 2023 (the “Maturity Date”) and bears interest at a LIBOR base rate plus a spread of 2.50% to 3.25%. Interest is payable on a monthly basis.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 7—LONG-TERM LOAN (continued):

In addition, the Credit Agreement provides a revolving credit line of $50 million (the “Revolver”). There were no outstanding borrowings under the Revolver as of December 31, 2020. On June 28, 2021, we exercised our option to repay (without penalties) the outstanding balance of $82.5 million of the Term Loan. As a result, we recognized $596 thousand of unamortized original issue discount and debt issuance costs as financial expenses. As part of the repayment, the Revolver was cancelled. Interest and financial expenses recorded in regards to the Credit Agreement were $1,958 thousand and $1,851 thousand for the six months ended June 30, 2021 and 2020, respectively.

NOTE 8—REVOLVING CREDIT FACILITY:

On June 28, 2021, we entered into a credit agreement (the “RCF”) with several lenders (the “Lenders”), Silicon Valley Bank, as L/C issuer and the Agent. Under the RCF, the Lenders would extend to the Company a five-year revolving credit facility in an initial aggregate principal amount of up to $350 million, with the right, subject to certain conditions, to incur additional revolving commitments and/or incremental term loans in an amount not to exceed the sum of (i) $150 million plus (ii) additional amounts so long as the consolidated secured leverage ratio, on a pro forma basis after giving effect to such increase or incurrence, is no greater than or equal to 2.25:1.00.

Revolving loans under the RCF bear interest through maturity at a variable rate based upon, at the Company’s option, either the Eurodollar rate or the base rate (which is the highest of (x) the federal funds rate plus 0.50%, (y) the prime rate published in the Wall Street Journal or any successor publication thereto, and (z) 1.00% in excess of the one-month Eurodollar rate), plus, in each case, an applicable margin. Based on the applicable consolidated net leverage ratio, the applicable margin for Eurodollar rate revolving loans ranges from 1.25% to 1.75% per annum and the applicable margin for base rate loans ranges from 0.25% to 0.75% per annum. Revolving loans may be prepaid, and revolving loan commitments may be permanently reduced by the Company in whole or in part, without penalty or premium.

In addition to paying interest on outstanding principal under the RCF, the Company will be required to pay an unused line fee on a quarterly basis with respect to the unutilized commitments under the RCF from 0.20% to 0.30% per annum, depending on consolidated net leverage ratio. The Company will also be required to pay customary letter of credit fees and agent and lender fees customary for credit facilities of this size and type.

The Company’s obligations under the RCF will be secured by, substantially all of the assets of the Company and its material subsidiaries, and the equity interests therein. The obligations under the RCF and the guarantees are secured by a lien on substantially all of the Company’s tangible and intangible personal property and the subsidiaries that are guarantors, and by a pledge of substantially all of the equity interests of the Company’s subsidiaries, subject to limited exceptions.

The RCF contains a number of covenants and restrictions that, among other things, require the Company to maintain (i) a maximum ratio of consolidated funded indebtedness (net of unrestricted cash and Cash Equivalents, in an amount not to exceed 50% of consolidated EBITDA) to consolidated EBITDA (both as defined in the RCF) of 4.00:1.00, subject to a step down to 3.75:1.00 after four full fiscal quarters, which ratio will, in either case, be increased by 0.50:1.00 following a Qualified Acquisition (as defined in the RCF) and (ii) a ratio of consolidated EBITDA to consolidated interest charges (as defined in the RCF) of less than 3.00:1.00.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 8—REVOLVING CREDIT FACILITY (continued):

Further, the RCF contains a number of covenants and restrictions including restrictions on the Company and its subsidiaries’ ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase its stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of its business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate.

The RCF also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. The occurrence of an event of default could result in the acceleration of the obligations under the RCF.

As of June 30, 2021, we were in compliance with all of the covenants.

There were no outstanding borrowings under the RCF as of June 30, 2021.

NOTE 9—COMMITMENTS AND CONTINGENCIES:

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. We accrue a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we believe that any of these proceedings or other claims are neither probable to result in a liability nor can result in a material adverse effect on our business, financial condition, results of operations or cash flows.

As of June 30, 2021 and to date, the aggregate amount of claims pending against the Company amounts to approximately $8 million. Based on our assessment, none have been recorded as a liability based on these claims not being probable.

NOTE 10—SHARE-BASED COMPENSATION:

a.	Share-based compensation expense for the six months ended June 30, 2021 and 2020 was as follows (U.S. dollars in thousands):

	Six Months Ended June 30,
	2021	2020
Cost of revenue	$593	$87
Research and development	11,142	1,646
Sales and marketing	8,511	1,604
General and administrative	17,228	2,004

Total share-based compensation expenses	$37,474	$5,341

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 10—SHARE-BASED COMPENSATION (continued):

In addition, for the six months ended June 30, 2020, we recorded share-based compensation expense relating to our discontinued operations of $819 thousand.

As of June 30, 2021, there is an unrecognized share-based compensation expense of $77,923 thousand to be recognized over the average remaining vesting period of 2.96 years.

b.	A summary of our share option activity for the six months ended June 30, 2021 is as follows:

	Number of Options	Weighted- Average Exercise Price (U.S. dollars)	Weighted- Average Remaining Contractual Term In Years	Aggregate Intrinsic Value (U.S. dollars in thousands)
Options to Class A shares
Balance as of December 31, 2020	39,015,925	$0.8	4.77	$94,171
Granted	19,939,263	3.11
Exercised *	(5,333,905)	0.56
Forfeited	(243,607)	2.24

Balance as of June 30, 2021	53,377,676	$1.68	6.35	$470,899

Exercisable as of June 30, 2021	18,634,216	$0.65	3.74	$183,534

*	Including options which were exercised on a cashless basis.

For the six months ended June 30, 2021, the aggregate intrinsic values of share options exercised were $49,639 thousand.

	Number of Options	Weighted- Average Exercise Price (U.S. dollars)	Weighted- Average Remaining Contractual Term In Years	Aggregate Intrinsic Value (U.S. dollars in thousands)
Options to Class B shares
Balance as of December 31, 2020	39,015,925	$0.8	4.77	$94,171
Granted	19,939,263	3.11
Exercised *	(5,333,905)	0.56
Forfeited	(243,607)	2.24

Balance as of June 30, 2021	53,377,676	$1.68	6.35	$470,899

Exercisable as of June 30, 2021	18,634,216	$0.65	3.74	$183,534

*	Including options which were exercised on a cashless basis.

For the six months ended June 30, 2021, the aggregate intrinsic values of share options exercised were $49,639 thousand.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 10—SHARE-BASED COMPENSATION (continued):

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

Six Months Ended June 30,
2021
Risk-free interest rate	0.60%-0.77%
Expected option term (in years)	5.61-6.11
Expected price volatility	37.79%-37.89%
Fair value of an ordinary share	$4.44-$7.41
Dividend yield	0%

The risk-free interest rate is based on U.S. Treasury rates in effect at the time of grant with maturities equal to the grant’s expected term. The expected term is calculated using the simplified method, as we conclude that our historical share option exercise experience does not provide a reasonable basis to estimate the expected option term. The expected volatility is based on the historical volatility of the ordinary shares of comparable companies that are publicly traded. Dividend yield is zero since we have a mandatory adjustment to the options exercise price in our original option plan following any cash dividends.

c.	A summary of our RSUs activity for the six months ended June 30, 2021 is as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value Price (U.S. dollars)
Class A shares
Unvested RSUs outstanding as of December 31, 2020	741,885	$1.24
Granted	88,950	7.57
Vested	(347,539)	1.24

Unvested RSUs outstanding as of June 30, 2021	483,296	$2.41

	Number of Shares	Weighted- Average Grant Date Fair Value Price (U.S. dollars)
Class B shares
Unvested RSUs outstanding as of December 31, 2020	741,885	$1.24
Granted	38,950	4.45
Vested	(347,539)	1.24

Unvested RSUs outstanding as of June 30, 2021	433,296	$1.53

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 11—TAXES ON INCOME:

The Company’s quarterly tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income, the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation.

For the six months ended June 30, 2021, the provision for income taxes was $8.9 million, on a pretax income of $31.1 million, which resulted in an effective tax rate of 29%. The Company’s effective tax rate differs from the Israeli statutory rate of 23% primarily due to non-deductible expenses mainly related to share-based compensation offset by tax benefits arising from reduced tax rates under benefit programs.

For the six months ended June 30, 2020, the provision for income taxes was $3.8 million, on a pretax income of $25.4, which resulted in an effective tax rate of 15%. The Company’s effective tax rate differs from the Israeli statutory rate of 23% primarily due to tax benefits arising from reduced tax rates under benefit programs.

The provision for income taxes for the six months ended June 30, 2021 and 2020, consisted primarily of income taxes related to the Israeli jurisdiction. The Company and its Israeli subsidiaries are subject to Preferred Technological Enterprise status and accordingly, eligible for a reduced tax rate of 12%.

NOTE 12—RELATED PARTIES:

Type A

On December 31, 2020, we entered into an agreement with TypeA to provide certain administrative services over a four-month period ended on April 30, 2021. On the same date, we also entered into a sub-lease agreement with TypeA for a term of twelve months ended on December 31, 2021. TypeA has an option to extend the sub-lease agreement by additional twelve months. For the six months ended June 30, 2021, we recorded an amount of $1,308 thousand, as a deduction in the general and administrative expense.

Options Granted to Executive Officers and Directors

On January 17, 2021, we granted 24,908,370 options and 77,900 RSUs to our executive officers and directors, which will become exercisable over a three-year or a four-year period. The options have an exercise price of $3.14.

On June 28, 2021, we granted 50,000 RSUs to our executive officers and directors, which will become exercisable over a three-year period.

NOTE 13—BUSINESS COMBINATIONS:

Acquisition of Soomla

In January 2021, we acquired all outstanding shares of Soomla Inc. (“Soomla”), which provides ad quality analytics to developers. We have included the financial results of Soomla in the condensed consolidated financial statements from the date of acquisition, which were not material. The transaction

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 13—BUSINESS COMBINATIONS (continued):

was not material to the Company and the costs associated with the acquisition were not material. The acquisition date fair value of the consideration transferred was $17,448 thousand, which consisted of cash and the fair value of contingent consideration assumed (which is categorized under level 3). In allocating the purchase consideration based on the fair values, we recorded $6,840 thousand of intangible assets and $10,379 thousand of goodwill. The goodwill balance associated is not deductible for tax purposes.

Acquisition of Luna

In February 2021, we acquired all outstanding shares of Luna Labs Limited. (“Luna”), which provides a product allowing developers to more easily create, iterate and scale video and playable ads from their existing game code. We have included the financial results of Luna in the condensed consolidated financial statements from the date of acquisition, which were not material. The costs associated with the acquisition were approximately $790 thousand and are recorded in general and administrative expense.

The acquisition date fair value of the consideration transferred was $132,401 thousand, which consisted of the following (U.S. dollars in thousands):

Consideration:
Cash	$74,686
Fair value of ordinary shares issued	57,197
Fair value of share options assumed	518

Total consideration transferred	$132,401

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition (U.S. dollars in thousands):

Cash	$1,672
Accounts receivable	255
Other current assets	90
Property, equipment and software	73
Goodwill	116,307
Technology	14,453
Customer relationships	2,842
Accounts payable	(1,273)
Other current liabilities	(213)
Deferred tax liabilities	(1,805)

Net assets acquired	$132,401

The estimated useful life of the acquired technology and the customer relationships is six years. The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is not deductible for tax purposes.

We issued 9,503,398 of our ordinary shares with an estimated fair value of $70,471 thousand, representing $7.42 per share. Of the total consideration, $57,197 thousand was allocated to the

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 13—BUSINESS COMBINATIONS (continued):

purchase consideration and $13,274 thousand was allocated to future services and continued employment and will be expensed over the remaining service periods. The fair value of ordinary shares issued by the Company was determined using the OPM and PWERM models.

We assumed unvested share options to Luna’s employees with an estimated fair value of $2,217 thousand. Of the total consideration, $518 thousand was allocated to the purchase consideration and $1,699 thousand was allocated to future services and will be expensed over the remaining service periods. The fair value of the share options assumed by the Company was determined using the Black-Scholes option pricing model.

Pro forma results of operations for this acquisition have not been presented because they are not material to the condensed consolidated statements of operations.

NOTE 14—INVESTMENT IN EQUITY SECURITIES:

Investment in MCE SYS Ltd.

In April 2021, we entered into an agreement to invest an amount of $20 million for 10% of MCE SYS Ltd. (“MCE”). MCE is a device management solutions provider to telecom operators and retailers. The investment closed in the second quarter of fiscal 2021.

The investment was accounted for using the Measurement Alternative.

There were no changes in the carrying amount of the investment during the three months ended June 30, 2021.

NOTE 15—NET INCOME PER ORDINARY SHARE:

Basic net income per ordinary share is computed by dividing net income attributable to ironSource Ltd. ordinary shares, by the weighted-average number of ordinary shares outstanding during the period, including unexercised vested options with a zero-exercise price, net of treasury shares.

Diluted net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period, while giving effect to all potentially dilutive ordinary shares to the extent they are dilutive.

Basic and diluted net income per ordinary share takes into account deduction of dividend (including deemed dividend) attributable to other securities including the effect of participating securities—the 2019 ordinary shares—in conformity with the “two-class” method.

Potentially dilutive ordinary shares result from the assumed exercise of options (excluding unexercised vested options with a zero-exercise price) and assumed vesting of RSUs, both using the “treasury stock” method.

Moreover, the 2019 ordinary shares’ conversion into ordinary shares is contingent upon certain deemed liquidation events, for which we examine their occurrence at the end of each reporting period. If the contingency is met, their potential dilution is computed using the “if-converted” method. The

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 15—NET INCOME PER ORDINARY SHARE (continued):

contingency was met on June 28, 2021 as part of the Recapitalization, following which the 2019 ordinary shares were converted into the Company’s ordinary shares. The 2019 ordinary shares were excluded from the computation of net income per ordinary share, for the six months ended June 30, 2021, due to their anti-dilutive effect.

Net income per ordinary share calculations for all periods presented have been retrospectively adjusted to reflect the Recapitalization, as discussed in Note 2. Following the Recapitalization, the Company has two classes of issued and outstanding ordinary shares: Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have substantially identical rights, expect for different voting rights, with holders of Class A ordinary shares entitled to one vote per share while holders of Class B ordinary shares are entitled to five votes per share. As such, basic and diluted income per ordinary share of Class A ordinary shares and Class B ordinary shares are identical. Class B ordinary shares will be automatically converted into the same number of shares of Class A ordinary share upon sale or transfer (other than excluded transfers to certain parties that are related to or affiliated with the shareholder).

The following tables set forth the computation of basic and diluted net income per ordinary share from continuing and discontinued operations, attributable to our ordinary shares (U.S. dollars in thousands, except share and per share data):

	Six Months Ended June 30,
	2021	2020
Basic net income per ordinary share, from continuing operations
Numerator:
Net income from continuing operations	20,248	21,603
Amount allocated to participating 2019 shareholders	(5,562)	(6,096)

Net income from continuing operations, attributable to ordinary shares	14,686	15,507

Denominator:
Weighted-average number of ordinary shares outstanding	652,122,890	635,000,653

Basic net income from continuing operations, attributable to ordinary shares	$0.02	$0.02

Diluted net income per ordinary share, from continuing operations
Effect of dilutive securities on weighted-average number of ordinary shares:
Options	76,218,322	36,666,613
RSUs	988,517	3,136,189

Weighted-average number of ordinary shares outstanding, after giving effect to dilutive securities	729,329,729	674,803,455

Diluted net income from continuing operations, attributable to ordinary shares	$0.02	$0.02

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 15—NET INCOME PER ORDINARY SHARE (continued):

	Six Months Ended June 30,
	2021	2020
Basic net income per ordinary share, from discontinued operations
Numerator:
Net income from discontinued operations	—	24,788
Amount allocated to participating 2019 shareholders	—	(6,995)

Net income from discontinued operations, attributable to ordinary shares	—	17,793

Denominator:
Weighted-average number of ordinary shares outstanding	652,122,890	635,000,653

Basic net income from discontinued operations, attributable to ordinary shares	$—	$0.03

Diluted net income per ordinary share, from discontinued operations
Effect of dilutive securities on weighted-average number of ordinary shares:
Options	76,218,322	36,666,613
RSUs	988,517	3,136,189
Weighted-average number of ordinary shares outstanding, after giving effect to dilutive securities	729,329,729	674,803,455

Diluted net income from discontinued operations, attributable to ordinary shares	$—	$0.03

The following weighted-average amounts of securities were excluded from the computation of diluted net income per ordinary share for both continuing and discontinued operations:
Options (1)	65,432	227,271
RSUs (1)	25,000	—
2019 ordinary shares (2)	246,871,957	249,645,799

(1)	Their effect was antidilutive.
(2)

The weighted-average number of ordinary shares that were excluded from the computation of diluted net income per ordinary share is based on the number of ordinary shares for which the 2019 ordinary shares were converted into following the Recapitalization. The 2019 ordinary shares’ contingent conversion was triggered on June 28, 2021 as part of the Recapitalization.

NOTE 16—SUBSEQUENT EVENTS:

We have evaluated the impact of subsequent events from July 1, 2021 through September 29, 2021, which is the date the condensed consolidated financial statements were available to be issued and have determined that there were no subsequent events requiring adjustment or disclosure in our condensed consolidated financial statements.